Ernest A. Gallo, P. Geo.
148 Allanhurst Drive,
Toronto, Ontario,
Canada M9A 4K7

Ph/Fax: (416) 245-3522
Email: eagallo@sympatico.ca

CONSENT OF QUALIFIED PERSON

TO: British Columbia Securities Commission

I, Ernest A. Gallo, P. Geo., of Toronto, Ontario, do hereby consent to the filing of the technical report titled Summary Report, Gandhamardan Bauxite Deposit, Sambalpur and Balangir Districts, State of Orissa, India, dated April 8, 2003, revised January 15, 2007 and revised February 9, 2007 (the "Technical Report"),and any extracts from, or a summary of, the Technical Report in the Corporate Update of Balaton Power Inc.

I certify that I have read the Corporate Update released by Balaton Power Inc. on February 19, 2007, pursuant to Balaton's reactivation application, and I confirm that it fairly and accurately represents the information in the Technical Report that supports this disclosure. I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure contains any misrepresentations of the information contained in the Technical Report.

Dated this 8th day of April, 2003
Revised this 15th day of January, 2007
Revised this 26th day of February, 2007


PROFESSIONAL GEOSCIENTIST
ERNEST ANDREW GALLO
PRACTISING MEMBER
0716
ONTARIO

Ernest A. Gallo,P.Geo.